Exhibit 1.1

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

ANNOUNCEMENT

The Company announces that the Company has today been notified by its parent company, namely, China United Telecommunications Corporation, of their proposed change of directors of the Company.

China Unicom Limited (the “Company”) announces that the Company has today been notified by the parent company of the Company, namely, China United Telecommunications Corporation (“Unicom Group”), of the appointment of Mr. Chang Xiaobing as the chairman of Unicom Group and the appointment of Mr. Shang Bing as the president of Unicom Group. Mr. Wang Jianzhou (“Mr. Wang”) will no longer hold the offices of chairman and president of Unicom Group. Mr. Wang will become the president of China Mobile Communications Corporation. At the same time, Mr. Wang intends to resign as the Executive Director, Chairman, Chief Executive Officer and President of the Company.

The Board of Directors of the Company (the “Board”) has proposed to make corresponding changes to the Board. The Company’s parent company has proposed the appointment of Mr. Chang Xiaobing as the Company’s Executive Director, Chairman and Chief Executive Officer, and the appointment of Mr. Shang Bing as the Company’s Executive Director and President. The aforesaid proposed changes to the Board are subject to the approval by the Board before the same becomes effective. The Company will make further announcement once the aforesaid changes become effective.

The Board of Directors of the Company comprises of:

Executive Directors:	Wang Jianzhou, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson) and Cheung Wing Lam, Linus

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 1 November 2004